Exhibit 99.1
Scotiabank Announces Closing of Secondary Offering

TORONTO, June 17, 2014 –

Scotiabank (TSX: BNS, NYSE: BNS) today announced the closing of the previously announced secondary offering (the “Offering”) by Scotiabank of common shares (the “Common Shares”) of CI Financial Corp. (“CI”). The underwriters have exercised the over-allotment option in full, resulting in a total transaction size of 82.8 million Common Shares.

The gross proceeds of the Offering to Scotiabank are $2,616,480,000, resulting in an after-tax gain of approximately $400 million. The Bank continues to hold approximately 22 million Common Shares as available-for-sale equity securities, representing approximately 7.7% of CI’s shares outstanding.

Commencing June 28, 2014, dividends declared by CI will be recorded as income by the Bank.

SCOTIABANK FORWARD-LOOKING STATEMENTS

Our public communications often include oral or written forward looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”. By their very nature, forward looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward looking statements will not prove to be accurate. Do not unduly rely on forward looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2013 Annual Report); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2013 Annual Report); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report. Material economic assumptions underlying the forward looking statements contained in this document are set out in the 2013 Annual Report under the headings “Overview – Outlook”, and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above noted factors when reviewing these sections. The preceding list of important factors is not exhaustive. When relying on forward looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

ABOUT SCOTIABANK
Scotiabank is a leading financial services provider in over 55 countries and Canada’s most international bank. Through our team of more than 86,000 employees, Scotiabank and its affiliates offer a broad range of products and services, including personal and commercial banking, wealth management, corporate and investment banking to over 21 million customers. With assets of $792 billion (as at April 30, 2014), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information please visit www.scotiabank.com.

FOR MORE INFORMATION
Media: Diane Flanagan, Scotiabank, 416-933-2176, diane.flanagan@scotiabank.com
Investors: Peter Slan, 416 933-1273, peter.slan@scotiabank.com